Exhibit 99.1

Sundial Reports Second Quarter Results as Operations Ramp Up

CALGARY, Aug. 14, 2019 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or the "Company") today reported its financial results for the second quarter ended June 30, 2019. Sundial is an international cannabis company with state-of-the-art facilities in Canada and the United Kingdom, providing quality and consistent products consumers can trust. This is Sundial's inaugural quarterly earnings release as a public company following its listing on Nasdaq on August 1, 2019.

"Sundial accomplished great things this past quarter and our team's solid execution across key areas of our business resulted in significant revenue growth," said Torsten Kuenzlen, Chief Executive Officer of Sundial. "We are very confident in our go-to-market strategy, our strengthened balance sheet and our ability to execute upon organic growth opportunities. With the completion of our initial public offering and Bridge Farm acquisition subsequent to the second quarter, we are well on our way to becoming a leading international cannabis company.  We are working diligently to craft high-quality cannabis products that consumers can trust."

All information in this press release is in Canadian dollars unless otherwise indicated. Sundial will host a conference call and webcast at 8:30 a.m. EDT (6:30 a.m. MDT) on August 14, 2019, during which management will discuss financial results and provide a general business update. Dial-in details can be found below.

A complete copy of Sundial's unaudited interim consolidated financial statements and related Management's Discussion and Analysis ("MD&A") for the three and six months ended June 30, 2019 can be obtained through the Company's website at www.sndlgroup.com, EDGAR at www.sec.gov and SEDAR at www.sedar.com.

SUCCESSFULLY COMPLETED IPO ON NASDAQ

Subsequent to quarter end on August 1, 2019, Sundial successfully completed its initial public offering (IPO) on Nasdaq under the symbol SNDL. Sundial issued 11,000,000 common shares at a price of US$13.00 per share, for gross proceeds of US$143,000,000.

Sundial intends to use the net proceeds from the IPO, in combination with cash on hand, other anticipated sources of financing and expected cash flow from operations, to complete the construction, expansion and transition of its cultivation and processing facilities. The remainder of the net proceeds will be used for capital expenditures required to maintain the Company's productive capacity on an ongoing basis, future acquisitions and general corporate purposes.

Q2 2019 FINANCIAL HIGHLIGHTS

  Sundial reported gross revenues of $20.3 million in the second quarter of 2019, 12 times higher than the previous quarter. The Company's production and sales ramped up exponentially with our added growing capacity and rapidly improving harvest yields.
  9,551 kilograms of cannabis were harvested from 94 crops during the second quarter of 2019, compared to 1,896 kilograms from 30 crops during the first quarter.
  4,741 kilograms of cannabis were sold during the second quarter, a 14-fold increase from the first quarter of 2019.
  The Company's average net selling price was $4.07 per gram in the second quarter, compared to $4.64 per gram in the first quarter of 2019. The average net selling price was affected by the sale of lower-priced trim during the second quarter.
  Cost of sales decreased to $2.20 per gram in the second quarter of 2019 from $2.41 per gram in the previous quarter, reflecting the increasing scale and efficiency of the Company's operations.
  Sundial's net loss for the second quarter was $12.4 million, down from $16.7 million in the first quarter.
  The Company reported an Adjusted EBITDA(1) loss of $0.5 million in the second quarter of 2019, improving from an Adjusted EBITDA(1) loss of $5.5 million in the first quarter.

Key Financial Highlights

		Three Months Ended		Six Months Ended
		June 30, 2019	March 31, 2019	June 30, 2019

Operational
Kilograms harvested	kg	9,551	1,896	11,447
Kilograms sold	kg	4,741	323	5,064
Average gross selling price per gram	$/gram	4.28	5.24	4.34
Average net selling price per gram	$/gram	4.07	4.64	4.11

Financial
Gross revenue	$mm	20.3	1.7	22.0
Net revenue	$mm	19.3	1.5	20.8
Cost of sales	$mm	10.4	0.8	11.2
Cost of sales per gram	$/gram	2.20	2.41	2.21
Gross margin %, before fair value adjustments	%	46	48	46
Net loss	$mm	12.4	16.7	29.1
Adjusted EBITDA loss(1)	$mm	0.5	5.5	6.0

Balance Sheet
Cash (unrestricted)	$mm	38.4	13.0	38.4
Biological assets	$mm	12.8	6.2	12.8
Inventory	$mm	17.5	5.0	17.5
Net debt	$mm	130.3	107.4	130.3

Capital expenditures	$mm	33.4	30.6	64.0

(1) Refer to "Non-IFRS Financial Measures".

Financing Highlights

Convertible Notes

In May 2019, Sundial closed a private placement of 8% convertible notes for proceeds of $93.2 million. The proceeds of the notes were used to retire existing debt and to enhance working capital.

Term Debt Facility

On June 27, 2019, the Company entered into a term debt facility consisting of two tranches totalling $159.6 million. The first tranche of $115.0 million was used to fund the acquisition of Bridge Farm as described below. The second tranche currently remains unfunded and is subject to various conditions precedent.

COMPANY UPDATES

Acquisition of Bridge Farm in the UK

On July 2, 2019, Sundial acquired the Bridge Farm Group, a leading producer of ornamental plants, flowers and edible herbs supplying retailers across the United Kingdom and other parts of Europe. This was a significant step forward in Sundial's strategic growth plan as Bridge Farm's acquisition will enable Sundial's plan to produce and sell high-quality CBD products globally. Bridge Farm's facilities position Sundial to become a leader in the "Help" (health and wellness) sector and a leading global cannabis company.

Acquisition of a 50% Interest in Pathway Rx Inc. (Pathway Rx)

In June 2019, Sundial acquired a 50% interest in Pathway Rx, a company that uses advanced technologies, including machine learning approaches, to screen an extensive library of cannabis strains to identify and customize treatments for symptoms associated with a wide range of medical conditions. In the future, Sundial intends to leverage Pathway Rx's cannabis strains to develop cannabis-based pharmaceutical drugs, including strains initially targeted towards symptoms associated with cancer, skin disorders, skin protection and rejuvenation, and inflammatory processes.

Top Leaf and BC Weed Co. Brands

Sundial secured the world-wide proprietary rights, including copyrights and trademarks, to a portfolio of brand names, designs, domain names and other intellectual property associated with Top Leaf, BC Weed Co. and certain other brands. Top Leaf and BC Weed Co. are recognized brands that are supported by award-winning cultivars and loyal consumers.

Additional Health Canada Licences

On June 14, 2019, Sundial received a Standard Cultivation and Standard Processing license from Health Canada for an additional 115,000 square feet of cannabis cultivation at its flagship facility in Olds, Alberta. Each of the 34 newly licensed flowering rooms has been purpose-built for the cultivation of premium cannabis. Sundial is on track with construction plans for the Olds facility and is targeting full operational capacity by the end of the year. When fully operational, it will have 114 individual, purpose-built indoor flowering rooms, occupying a total of approximately 450,000 square feet.

More than 150 Harvests

Due to its purpose-built modular facility in Olds, Alberta, Sundial successfully achieved more than 150 harvests to date in 2019 with average yields of more than 50 grams per square foot.

People and Culture

At the end of Q2 2019, Sundial had a total of 650 employees, adding a total of 259 employees over the quarter. Following the Bridge Farm acquisition, Sundial now employs nearly 1,000 employees globally, on a full-time and seasonal basis, bringing economic benefits to the local communities in which the Company operates.

In addition to the rapid growth of the team, Sundial is actively investing in its employees to enhance capabilities and productivity.

Product Launches

The Sundial brand offers five product lines: Calm, Ease, Flow, Lift and Spark. Each line is focused on meeting specific needs with tailored product offerings that provide premium consumer experiences.

To date, Sundial has launched four products under the Sundial line:

  Zen Berry, under the Calm line, is an indica-dominant Shishkaberry strain
  Daydream, under the Flow line, was second to launch and offers high THC levels
  Citrus Punch, under the Lift line, is a balanced hybrid that leans on its sativa properties with a distinctive taste of fresh Florida oranges
  Lemon Riot, also under the Lift line, is a strong, musty lemon flavoured strain with a mid-to-high THC levels

Sundial Now Available in Ontario

Subsequent to the second quarter, Sundial shipped its first batch of craft cannabis to the Ontario Cannabis Store (OCS). The first product available in Ontario is Sundial's Zen Berry. Additional products under the Sundial brand, and the Company's other brands, will be added in the coming weeks and months, offering consumers in Ontario the full portfolio of Sundial's craft cannabis products.

CONFERENCE CALL ACCESS

Sundial will host a conference call and webcast at 8:30 a.m. EDT (6:30 a.m. MDT) on August 14, 2019. Callers may access the conference call via the following phone numbers:

Canada/USA Toll Free: 1-800-319-4610

International Toll: +1-604-638-5340

UK Toll Free: 0808-101-2791

Callers should dial in 5-10 minutes prior to the scheduled start time.

A replay will be available until end of day, September 14, 2019. From Canada/USA dial toll free 1-800-319-6413 and when prompted, enter the access code 3523#.  International callers dial +1-604-638-9010 and when prompted, enter the access code 3523#.

WEBCAST

To access the live conference call webcast, please visit the following link:

http://services.choruscall.ca/links/sundialgrowers20190814.html

A replay will be available for three months following the conference call.

For more information about Sundial, visit www.sndlgroup.com and follow us on Twitter @SundialCannabis, Instagram @SundialCannabis, LinkedIn @SundialCannabis and Facebook @SundialCommunity.

ABOUT SUNDIAL GROWERS INC.

Sundial proudly crafts pioneering cannabis brands to Heal, Help and PlayTM:

  Heal - cannabis products used as prescription medicine
  Help - cannabis products that strive to promote health and wellness through CBD
  Play - cannabis products to enhance social, spiritual and recreational occasions

Sundial is a global cannabis company with facilities in Canada and the United Kingdom, providing quality and consistent products consumers can trust.

In Canada, we grow 'craft-at-scale' cannabis using purpose-built modular facilities and award-winning genetics. Sundial's flagship production facility is located in Olds, Alberta with a second facility in Rocky View, Alberta. We have commenced construction of our next purpose-built facility in Merritt, British Columbia.

In the United Kingdom, we grow high-quality traceable plants, including hemp, ornamental flowers and edible herbs, in over 1.5 million square feet of state-of-the-art environmentally friendly, indoor facilities. Bridge Farm has three facilities in Spalding, with another currently under construction.

We employ nearly 1,000 employees globally, full-time and seasonal, which brings economic benefits to the local communities in which we operate.

RECONCILIATION OF IFRS PERFORMANCE MEASURES TO NON-IFRS PERFORMANCE MEASURES

For information regarding non-IFRS measures please refer to the definitions in our second quarter 2019 Management Discussion and Analysis.

Adjusted EBITDA is a non-IFRS measure which the Company uses to evaluate its operating performance. Adjusted EBITDA provides useful information to investors, analysts and others in understanding and evaluating the Company's operating results in the same manner as its management team. Adjusted EBITDA is defined as net income (loss) before finance costs, depreciation and amortization, accretion expense, income tax recovery and excluding change in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange gains or losses, share based compensation expense, asset impairment and gain or loss on disposal of property, plant and equipment.

The following table reconciles adjusted EBITDA to net loss.

	Three months ended June 30		Six months ended June 30

($000s)	2019	2018	2019	2018

Net loss and comprehensive loss	(12,350)	(5,827)	(29,052)	(12,975)
Adjustments
Finance costs	8,083	24	10,868	24
Depreciation and amortization	148	170	268	333
Income tax recovery	-	-	(3,609)	-
Change in fair value of biological assets	(12,174)	366	(12,866)	-
Change in fair value realized through inventory	1,769	-	1,689	-
Unrealized foreign exchange (gain) loss	555	-	422	-
Share based compensation	13,529	1,838	26,154	3,399
Asset impairment	-	-	162	2,184
Loss on disposal of PP&E	(15)	-	(15)	52
Adjusted EBITDA (1)	(455)	(3,429)	(5,979)	(6,983)
(1)	Adjusted EBITDA does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of adjusted EBITDA is reconciled to net loss in accordance with IFRS in the "NON-IFRS MEASURES" section of this MD&A and discussed further in the "ADVISORY" section of this MD&A.

FORWARD-LOOKING AND INFORMATION CAUTIONARY STATEMENT

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward looking statements in this release include, but are not limited to, the potential expansion plans of the Company, and statements regarding the future performance of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1-587-327-2017, C: 1-403-815-7340, E: spilon@sundialgrowers.com; Investor Relations Contact: Jayson Moss, Investor Relations, Sundial Growers Inc., C: 1-604-375-3599, E: jmoss@sundialgrowers.com

CO: Sundial Growers

CNW 07:00e 14-AUG-19